Exhibit D

November 8, 2011	Noralee Bradley
Direct Dial: 403.260.7002
NBradley@osler.com
Our Matter Number: 1129658
Sent By E-mail
Ms. Cheryl V. Reicin
Torys LLP
79 Wellington Street West
Suite 3000
Box 270, TD Centre
Toronto ON M5K 1N2
Dear Ms. Reicin:
As you know we are counsel to a group of Helix shareholders who have requisitioned a shareholder meeting (the “Concerned Shareholders”). We want to advise you that the Concerned Shareholders have received firm commitments from additional Helix shareholders in support of their initiatives to make changes to the Helix board of directors. The Concerned Shareholders entered into voting and support agreements with 11 shareholders of Helix representing an aggregate of 25,935,956 common shares of Helix and, together with the common shares of Helix held by the Concerned Shareholders, represents over 50% of the issued and outstanding shares of Helix.
We see that Helix has called its annual general meeting of shareholders for January 30, 2012. Given the majority support for changes to the Helix board, until the board is elected by the shareholders at the January meeting, Helix should not engage in any activities outside the ordinary course of Helix’s business, including any corporate finance activities, the assignment of any rights to any technology or patents or other strategic decisions about product development. Specifically, while there should be no further delays in initiating clinical trials of L-DOS47 in Poland which has the support of the Concerned Shareholders, the Helix board and management should not commence the phase II/III trial of the Topical Interferon Alpha-2b study until after the shareholder meeting in January.
The Concerned Shareholders believe it is of critical importance to preserve resources and economic prospects of Helix during these difficult financial markets for the benefit of Helix and its shareholders. With that in mind, we have been asked to vigilantly monitor any decisions made by Helix and oppose, on behalf of shareholders, any decisions that are not consistent with the best interests of Helix and the requests in this letter. Furthermore, the Helix board should abstain from any actions which may result in dilution to the voting power of the Concerned Shareholders and those who support the initiatives for changes to the Helix board or which may delay holding the shareholders’ meeting, as such actions will be viewed as inappropriate tactics purely designed to entrench the current slate of directors and will be aggressively opposed.
Given there are serious consequences of not complying with these request, we trust you will share the contents of this letter with Helix and its board and all members of management.
The Concerned Shareholders remain committed to working in the best interest of Helix and its shareholders. In that regard our previous offers to meet with independent members of the Board to effect critical change remains open.

We trust the foregoing is understood and Helix, its board and management will govern themselves accordingly.
Yours very truly,
Noralee Bradley
NB:tlm